ANNOUNCEMENTS

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update — Routine announcements in the period from
5 December 2014 to 2 February 2015

2 February 2015

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	2 February 2015

Number of ordinary shares purchased:	1,500,000

Price paid per share (pence):	932.9708

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 132,931,270 of its ordinary shares in treasury and has 3,758,760,630 ordinary shares in issue (excluding treasury shares).

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).

2 February 2015

National Grid plc (National Grid)

Voting Rights and Capital Update

National Grid’s registered capital as at 31 January 2015 consisted of 3,891,691,900 ordinary shares, of which, 131,441,208 were held as treasury shares; leaving a balance of 3,760,250,692 shares with voting rights.

The figure of 3,760,250,692 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA Disclosure and Transparency Rules.

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).

15 January 2015

National Grid plc (National Grid)

Notification of Major Interest in National Grid Ordinary Shares

National Grid has received a notification on Form TR-1 from The Capital Group Companies, Inc. that its total interest in National Grid voting ordinary shares was, at 13 January 2015, at 5.9739%, a total of 224,649,300 shares (previously notified at 3 December 2014, at 6.85%, a total of 258,130,404 shares).

This notice is in compliance with National Grid’s obligations under the Disclosure and Transparency Rules.

David Whincup
Company Secretarial Assistant
0207 004 3209

14 January 2015

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	14 January 2015

Number of ordinary shares purchased:	300,000

Price paid per share (pence):	903.3420

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 131,449,424 of its ordinary shares in treasury and has 3,760,242,476 ordinary shares in issue (excluding treasury shares).

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).